UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.
(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

1.	Q1 2015 Results

Item 1

Financial Highlights

•	Q1 2015 revenues of $1.4B similar to Q4 2014 and a decrease of 13% compared with Q1 2014.
•	Adjusted operating income in Q1 2015 of approximately $275M, a 9% increase compared to Q1 2014.
•	Operating income in Q1 2015 of $315M compared with $243M in Q1 2014, an increase of $72M.
•	Adjusted net income for Q1 2015 of approximately $193M compared to approximately $189M in Q1 2014.
•
Successful completion in Q1 2015 of divestment transactions of non-core businesses (chemicals for the water and paper industry, thermoplastic products for the footwear industry and hygiene products for the food industry) contributed capital gain of $209M which is included in the "other income" category ($154M after tax).

•	Net negative impact (after taxes) in Q1 2015 due to the strike at ICL Dead Sea and at ICL Neot Hovav (the Bromine Compounds plant), in the amount of approximately $76M.

	1-3/2015		1-3/2014		2014
	USD millions	% of sales	USD millions	% of sales	USD millions	% of sales
Sales	1,403		1,613		6,111
Gross profit	446	32	563	35	2,196	36
Operating income	315	22	243	15	758	12
Adjusted operating income *	275	-	251	-	960	-
Profit before tax	298	21	227	14	632	10
Net income attributable to the Company's shareholders	217	15	131	8	464	8
Adjusted net income attributable to the Company's shareholders *	193	-	189	-	695	-
Adjusted EBITDA*	353	-	339	-	1,344	-
Cash flows from current operations	66		167		895
Investment in property, plant and equipment	131		219		752

Adjusted EBITDA for the periods of activity*
Adjusted EBITDA for the first quarter of 2015 and for the first quarter of 2014 was about USD 353 million and USD 339 million, respectively. Calculation of adjusted EBITDA was made in millions of dollars, as follows:

	1-3/2015	1-3/2014	2014
Net income attributable to the Company's shareholders	217	131	464
Depreciation and amortization	80	86	356
Financing expenses, net	15	19	156
Taxes on income	81	95	166
Unusual items**	(40)	8	202
Total adjusted EBITDA	353	339	1,344

 Israel Chemicals Limited Q1 2015 Results 1

(*) We disclose in this report financial measures entitled Adjusted EBITDA, Adjusted operating income and Adjusted net income attributable to the Company's shareholders. We use Adjusted EBITDA, Adjusted operating income and Adjusted net income attributable to the Company's shareholders to facilitate operating performance comparisons from period to period. Adjusted EBITDA is defined as the net income to Company shareholders plus depreciation and amortization plus financing expenses, net and taxes on income and plus certain items as presented in the reconciliation table on page 6  which were adjusted for the operating income and net income attributable to the Company's shareholders. We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures (affecting financing expenses, net), taxation (affecting taxes on income) and the age and book depreciation of facilities, equipment and intangible assets (affecting relative depreciation and amortization), which may vary for different companies for reasons unrelated to operating performance. Adjusted EBITDA is a non-IFRS measure for reporting our total Company performance. Our management believes, however, that disclosure of Adjusted EBITDA provides useful information to investors, financial analysts and the public in their evaluation of our operating performance. Adjusted EBITDA should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, operating income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of our profitability or liquidity. Adjusted EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, Adjusted EBITDA, as presented in this report, may not be comparable to similary titled measures reported by other companies due to differences in the way that these measures are calculated.

(**) See the reconciliation table in "Results of Operations for the period January-March 1-3/2015" below.

2 Israel Chemicals Limited Q1 2015 Results

Results of Operations for the period January-March 2015

Sales
ICL's sales in the period of the report amounted to USD 1,403 million, compared with USD 1,613 million in the corresponding period last year. This decrease stems mainly from a decrease in quantities sold which led to a decrease in sales of about USD 203 million, mainly as a result of the work strike at ICL Dead Sea and at ICL Neot Hovav (the bromine compounds plant), the sale of companies that are not part of the Company's core businesses, and the impact of the change in the currency exchange rates, in the amount of about USD 110 million (mainly the devaluation of the euro against the dollar). This decrease was partly offset by the first-time consolidation of companies acquired during 2014 and in the period of the report, which contributed an increase in sales of USD 70 million and  an increase in selling prices, mainly in the fertilizers segment, which gave rise to an increase in sales of about USD 33 million. As a result of the labor interruptions at ICL Dead Sea and ICL Neot Hovav, which came as  a result of the efficiency program the Company is currently executing, the Company's sales were unfavorably impacted, in the amount of about USD 164 million. The impact of the strike on the operating income is about USD 99 million, as detailed below. In the estimation of ICL's management, after conclusion of the strike the Company will be able to recover most of the lost potash sales in future periods, due to the fact that there is excess production capacity in the potash plants while the evaporation activities in the ponds were not interrupted during the strikes. The expected net benefit to the operating income after implementation of the efficiency plan will be higher than the losses caused by the strike.

Below is the Company's sales data by segment to external customers:

	1-3/2015		1-3/2014		2014
	USD millions	%	USD millions	%	USD millions	%
ICL Fertilizers	752	54	875	54	3,142	51
ICL Industrial Products	280	20	333	21	1,317	22
ICL Performance Products	344	24	372	23	1,533	25
Others	27	2	33	2	119	2
Total	1,403	100	1,613	100	6,111	100

Below is a geographical breakdown of sales based on the location of the customer:

	1-3/2015		1-3/2014
	USD millions	%	USD millions	%
Europe	639	46	709	44
North America	323	23	315	19
Asia	221	16	336	21
South America	118	8	126	8
Rest of the world	102	7	127	8
Total	1,403	100	1,613	100

The breakdown of sales in the quarter indicates a decline in sales in Europe, stemming mostly from a drop in the quantities of fertilizers sold, a decline in quantities of phosphorous-based flame retardants sold, a weakening of the exchange rate of the euro against the dollar, and sale of non-core businesses in the performance products segment, which was partially offset by the first time consolidation of companies acquired during the first quarter of 2015 and during 2014. There

Israel Chemicals Limited Q1 2015 Results 3

was a decrease in sales in Asia, mainly due to a decrease in the quantities of potash sold to China as a result of the work strike at ICL Dead Sea, and a decrease in the quantities sold of elemental bromine and bromine-based flame retardants, which was partly offset by an increase in the quantities of potash and green acid sold to India. In addition, there was a decrease in sales in South America, mainly as a result of a drop in the quantities of potash sold, as a result of the strike at ICL Dead Sea, and a decline in the quantities of fertilizers sold, which was partly offset by the contribution of the acquisition of Fosbrasil.

Cost of sales
Cost of sales in the first quarter of 2015 amounted to USD 957 million compared with USD 1,049 million in the corresponding period last year. The decrease in the cost of sales derives, primarily, from the impact of the change in currency exchange rates, in the amount of about USD 97 million (mainly due to the devaluation of the euro and the shekel against the dollar), the impact of the work strike at ICL Dead Sea and at ICL Neot Hovav, in the amount of approximately USD 39 million, a decrease in quantities sold, in the amount of about USD 12 million, mainly from divestitures of companies that are not part of the Company's core business, and a drop in energy prices, in the amount of about USD 9 million. This decrease was partly offset by the first-time consolidation of companies acquired during the period of the report, in the amount of about USD 56 million, by an increase in raw-material prices, in the amount of about USD 13 million, mainly as a result of the increase in sulfur prices and an increase in royalties due to the arbitration decision, in the amount of about USD 4 million. The cost of sales in the corresponding period last year included the impact of the strike at ICL Rotem, in the amount of about USD 8 million.

Energy costs constituted approximately 6% of ICL's total operating costs in the period of the report. Energy costs in the period of the report decreased by about 21% compared with the corresponding period last year, mainly due to a decline in the quantities produced in Israel as a result of the strike at ICL Dead Sea and at ICL Neot Hovav, along with a fall in the average price of natural gas in Israel and the United Kingdom.

Selling and marketing expenses
Selling and marketing expenses in the period of the report amounted to USD 170 million, compared with USD 220 million in the corresponding period last year. The decrease in the expenses stems mainly from the decline in the quantities sold due to the strike at ICL Dead Sea and at ICL Neot Hovav, the divestitures of non-core businesses, a decline in marine and overland shipping costs, and the impact of the change in currency exchange rates.

Marine transportation expenses constituted about 6% of ICL’s total operating costs in the period of the report – a decrease of about 23% compared with the corresponding period last year. This decrease stems from a decline in shipping prices due to a drop in oil and fuel prices, along with a decrease in shipments as a result of the strike at ICL Dead Sea and at ICL Neot Hovav. Starting from the first quarter of 2014, there was a decrease in shipping prices, as a result of, among other things, a drop in oil prices throughout the second half of 2014. The average BDI index for the first quarter of 2015 was 614 points, 45% less than the average index in the fourth quarter of 2014 and 55% less than the average index in the first quarter of 2014

4 Israel Chemicals Limited Q1 2015 Results

General and administrative expenses
General and administrative expenses in the period of the report amounted to USD 77 million, compared with USD 74 million in the corresponding period last year.

Research and development expenses
R&D expenses in the period amounted to USD 19 million, a decrease of USD 4 million compared with the corresponding period last year, mainly due to a decline in expenses as a result of the strike at ICL Dead Sea and at ICL Neot Hovav.

Other income and other expenses
Other income, net, in the period of the report, amounted to USD 135 million. The other income includes mainly capital gains from sale of non-core businesses, in the amount of USD 209 million, which was offset by a decline in the value of assets located in Germany, in the amount of USD 34 million, and a provision for early retirement in Bromine as a result of the efficiency plan, in the amount of USD 36 million.

Financing expenses, net
Net financing expenses in the period of the report amounted to USD 15 million, compared with net financing expenses of USD 19 million in the corresponding period last year – a decrease of USD 4 million. The decrease stems mainly from the positive impact of the differences in the currency exchange rate on the provisions for employee benefits, in the amount of USD 7 million, the devaluation of the shekel against the dollar at the rate of about 2.3% as opposed to a devaluation of about 0.5% in the corresponding period last year, and an increase in the capitalization of credit costs, in the amount of USD 5 million, along with income from change in the fair value of financial derivatives and revaluation of net, short-term financial liabilities, in the amount of USD 2 million, compared with income of USD 1 million in the corresponding period last year. On the other hand, there was an increase in net interest expenses, in the amount of USD 7 million, and an increase in interest expenses in respect of the provisions for employee benefits, in the amount of USD 1 million.

Israel Chemicals Limited Q1 2015 Results 5

Tax expenses
The tax expenses in the period of the report amounted to USD 81 million, compared with tax expenses of USD 95 million in the corresponding period last year. The tax rate on the pre-tax income is about 27% (roughly the same as the Companies Tax rate in Israel which stands at 26.5%) compared to about 42% last year. The high tax expenses last year stem from a tax provision, in the amount of about USD 51 million, in respect of tax assessment agreements in certain companies located in Europe.

Adjustments to reported operating and net income

	1-3/2015	1-3/2014	2014
Operating income reported GAAP figures	315	243	758
Employees strike impact	99	8	17
Capital gain from divestitures of non-core businesses	(209)	-	-
Impairment of assets in U.S and Europe	34	-	71
Early retirement provision	36	-	-
Income from entry into consolidation	-	-	(36)
Provision in respect of prior periods resulting from an arbitration decision	-	-	149
Other	-	-	1
Total adjusted operating income	275	251	960
Financing expenses, equity in results of investees and taxes, including the tax impact of the adjustments	82	62	265	*
Total adjusted net income	193	189	695

* Includes financing expenses in respect of a provision for arbitration in respect of prior periods that were recorded in 2014.

6 Israel Chemicals Limited Q1 2015 Results

Operating Segments – ICL Fertilizers

Business environment

After a certain recovery in agricultural crop prices in the fourth quarter of 2014, the prices of the agricultural crops returned to the trend that existed throughout most of the second half of 2014. The decline stems from an expectation of the US Department of Agriculture (USDA) of a record harvest in 2014/2015, as a result of an increase in planted areas, along with favorable weather conditions in the primary growing areas. In April 2015, grain prices fell to their lowest levels since 2010.

Based on the report published by the USDA in April 2015, an increase is expected in the annual grain stock-to-use ratio, to a level of 21.05% at the end of the 2014/2015 agricultural year, compared with 20.68% at the end of the 2013/2014 agricultural year, and 19.80% for the 2012/2013 agricultural year. Most of the expected increase in the 2014/2015 agricultural year stems from an increase in the inventory of corn and wheat. The inventory of soybeans, which is not included in the grains' stock-to-use ratio, is also on the rise.

Based on the estimates of the OECD, production of ethanol from corn in the U.S. (the world's largest ethanol producer) in 2014 was slightly higher than in the prior year and an additional increase is also expected in 2015 (the ethanol industry in the U.S. is expected to consume about 35%-40% of the corn harvest in the country). This trend is expected despite the decline in fuel prices in the last few months. In any event, it is noted that the sharp rise in the production of ethanol that had continued up to 2010 came to a halt due to the moderation of fuel prices, the decision not to increase the percentage of ethanol in gasoline (the blending rate) from 10% to 15%, and the decline in fuel consumption in the United States.

In March 2015, some of the large potash producers signed contracts for sale of potash to China. The contracts were signed with an increase of $10 per ton, which constitutes the first increase after two years of decreasing prices in China. As part of a three-year agreement between the Company and its customers in China, during April 2015, the Company signed an agreement for supply of 1.1 million tonnes of potash, which will be supplied during 2015, with an option for an additional 100 thousand tonnes. The contract price for the first half of 2015 is similar to those in the agreements signed by the other potash producers. The trend of increasing demand, including imports into China continued this year. In the first quarter of 2015, imports of potash into China totaled 1.99 million tonnes – an increase of 22% compared with the corresponding period last year.

After several years of low demand for potash in India, which stemmed from, among other things, the government’s subsidy policy that gave preference to nitrogen fertilizers, there was a significant improvement in imports of potash into India in 2014. This increase continued in the first quarter of 2015. Potash imports into India in the first quarter of 2015 amounted to about 920 thousand tonnes, compared with 653 thousand tonnes imported in the corresponding period last year – an increase of about 41%. In the Company's estimation, the trend of improving demand for potash in India is expected to continue in 2015 as farmers have adapted to the higher level of prices. The annual contract of the major potash manufactures for import of potash into India expired at the end of April 2015.

Israel Chemicals Limited Q1 2015 Results 7

In the beginning of May 2015, Uralkali and Canpotex announced that they signed a supply contract with IPL, India’s largest fertilizer importer, to supply 800,000 tonnes and 1.3 million tonnes respectively, in the 2015/2016 year (ending on March 31, 2016) for $332 per tonne (an increase of $10 compared to the previous contract), which is similar to the price increase agreed in the contracts signed in China. Other suppliers and importers are expected to follow suit in the coming weeks.

The demand for fertilizers in Brazil, particularly for potash, reached record highs in 2014. This trend came to a halt toward the end of last year. The decline in the demand for fertilizers stems from a decline in agricultural commodity prices and a devaluation of the Brazilian currency, which increases the price of fertilizer imports for local farmers. In the first quarter of 2015, Brazil imported 1.29 million tonnes of potash, a decline of 1.5% compared to the corresponding period last year.

The prices of phosphate fertilizers continued to be subject to pressure due a combination of supply and demand factors. On the demand side, the fertilizing season in Brazil has not yet started, and as a result the farmers are not rushing to purchase fertilizers, on the assumption that prices will continue to decrease, along with the fear of additional fluctuations in the currency exchange rates. In the United States, the fertilizing season is delayed due to the turbulent weather conditions and heavy rains in the growing areas that made access to the fields difficult. On the supply side, there was a significant increase in phosphate fertilizers export from China, which increased appreciably and reached new markets, such as the United States. This trend stems from, among other things, a change in the export tax policies for phosphate fertilizers in China, whereby a low and fixed value was determined for the entire year, and therefore it is expected that the exports from this country will grow this year as well. Furthermore, the new Saudi producer (Ma’aden) increased its exports, and Saudi products reached Brazil for the first time. In contrast to these trends, the demand in India for phosphate fertilizers increased, however low global demand, resulted in price pressure also in India.

8 Israel Chemicals Limited Q1 2015 Results

Results of Operations

Below is a percentage breakdown of the segment's sales and operating income in the period of the report, by areas of operation (before setoffs of inter-segment sales):

	1-3/2015		1-3/2014		2014
	USD millions	%*	USD millions	%*	USD millions	%*
Sales
Potash	377	-	491	-	1,816	-
Phosphate	452	-	465	-	1,678	-

Operating income
Potash	92	24	146	30	536	30
Phosphate	43	9	30	6	133	8

Adjusted operating income
Potash	177	-	146	-	536	-
Phosphate	43	-	37	-	141	-

* Percentage of the total sales by areas of operation.

Potash
Revenues in this segment include sales of potash from Israel, Spain (ICL Iberia) and the United Kingdom (ICL UK).

Potash – Revenues and Profit

	1-3/2015			1-3/2014			2014
	USD millions	%		USD millions	%		USD millions	%
Revenues*	377	27	**	491	30	**	1,816	30	**
Operating income	92	24	***	146	30	***	536	30	***
Adjusted operating income	177	-		146	-		536	-

* Including revenues from inter-segment sales.
** Percentage of total revenues.
*** Percentage of total sales by areas of operation.

The decrease in revenues in the period of the report stems from the impact of the strike at ICL Dead Sea Works which led to a decrease in sales, in the amount of about USD 136 million, and the impact of the change in currency exchange rates, in the amount of about USD 30 million. In contrast, there was an increase in quantities sold, mainly by the potash plant in the United Kingdom, which gave rise to an increase in sales of about USD 43 million, along with an increase in selling prices, which led to an increase in revenues, in the amount of about USD 9 million. In the Company's estimation, after conclusion of the strike the Company will be able to recover most of the lost sales in future periods.

The decrease in the operating income in the period of the report stems from the impact of the strike at ICL Dead Sea Works, which had a negative impact of about USD 85 million. This decrease was partly offset by an increase in the quantities sold, mainly by the potash plant in the United Kingdom, which contributed about USD 13 million, a decline in shipping prices, in the amount of about USD 7 million, an increase in selling prices of potash, in the amount of about USD 8 million and a decrease in energy costs, in the amount of about USD 3 million.

Israel Chemicals Limited Q1 2015 Results 9

Potash – Production, Sales and Closing Inventories

Thousands of tonnes	1-3/2015	1-3/2014	2014
Production	834	1,270	5,143
Sales to external customers	1,067	1,401	5,034
Sales to internal customers	74	66	321
Total sales (including internal sales)	1,141	1,467	5,355
Closing inventory	607	929	914

The quantity of potash sold to external customers in the period of the report was about 334 thousand tonnes lower than in the corresponding period last year, mainly due to the strike at ICL Dead Sea Works. Production of potash in the first quarter of 2015 was about 436 thousand tonnes lower than in the first quarter of 2014, due to a decrease in the production in Israel as a result of the strike, which was partly offset by an increase in production in the United Kingdom.

Fertilizers and Phosphates

Fertilizers and Phosphates – Revenues and Profit

	1-3/2015			1-3/2014			2014
	USD millions	%		USD millions	%		USD millions	%
Revenues*	452	32	**	465	29	**	1,678	27	**
Operating income	43	9	***	30	6	***	133	8	***
Adjusted operating income	43	-		37	-		141	-

* Including revenues from inter-segment sales.
** Percentage of total revenues.
*** Percentage of total sales by areas of operation.

The decrease in sales in the period of the report stems from a change in the currency exchange rates, in the amount of about USD 46 million (mainly as a result of devaluation of the exchange rate of the euro against the dollar). This decrease was partly offset by an increase in selling prices of phosphate fertilizers, which contributed about USD 21 million, and an increase in quantities sold, including the first-time consolidation of the financial statements of companies acquired during 2014, which led to an increase in sales of about USD 12 million.

The increase in operating income in the first quarter derives mainly from an increase in the selling prices in the amount of about USD 21 million, an increase in  quantities sold, including due to the first-time consolidation of the financial statements of companies acquired during 2014, in the amount of about USD 12 million, a decrease in energy costs, in the amount of about USD 5 million, and a decrease in shipping expenses due to a fall in shipping prices, in the amount of about USD 2 million. On the other hand, this increase was partly offset by an increase in the prices of raw materials, in the amount of about USD 13 million, deriving mainly from an increase in sulfur prices, an increase in cost of sales, due to an increase in quantities produced and sold, in the amount of about USD 8 million, an increase in other operating expenses, in the amount of about USD 9 million, and an increase in the depreciation expenses, in the amount of about USD 4 million, as a result of a decline in the scope of the mining during the period of the strike at ICL Rotem in the corresponding period last year. The operating income in the corresponding period last year was impacted by the strike at ICL Rotem, in the amount of about USD 7 million.

10 Israel Chemicals Limited Q1 2015 Results

Fertilizers and Phosphates – Production and Sales

Thousands of tones	1-3/2015	1-3/2014	2014
Phosphate rock
Production of rock	930	743	3,357
Sales *	303	228	920
Phosphate rock used for internal purposes	700	526	2,398
Fertilizers
Production	390	335	1,590
Sales *	423	525	1,695

* To external customers.

The quantity of the fertilizers sold in the period of the report is lower than in the corresponding period last year, mainly due to a decrease in the sales to Brazil. Production of phosphate fertilizers and phosphate rock, in the period of the report, was about 55 thousand tonnes and about 187 thousand tonnes higher, respectively, compared with the corresponding period last year, as a result of the strike at ICL Rotem that took place in the first quarter of 2014.

Israel Chemicals Limited Q1 2015 Results 11

Operating Segments – ICL Industrials Products

Business environment

After a certain improvement in demand for flame retardants during 2014, in the first quarter of 2015, the demand for bromine-based flame retardants stabilized for some of the uses in the electronics sector. Prices of most of the bromine-based flame retardants remained subject to mild pressure. During the first quarter of 2015, the prices of elemental bromine were relatively stable in the U.S. and Europe, whereas in China a trend of increasing prices was visible. Despite the decline in fuel prices in the fourth quarter of 2014 and at the beginning of 2015, the demand for clear brine fluids for oil and gas drilling continued to be strong at the beginning of the year due to a relatively high number of drillings in the U.S., although in this area there is a high level of uncertainty in the market due to the decrease in fuel prices. The technological development that enables production of shale gas and applications thereof in the U.S. creates additional business opportunities for the Company and, among other things, an increase in demand for bromine-based biocides for water treatment. Nonetheless, the recent trend of declining energy prices is acting to moderate these business opportunities.

12 Israel Chemicals Limited Q1 2015 Results

Results of Operations

	1-3/2015			1-3/2014			2014
	USD millions	%		USD millions	%		USD millions	%
Revenues*	283	20	**	337	21	**	1,337	22	**
Operating income (loss)	(16)	-		34	10	***	(62)	-
Adjusted operating income	32	-		34	-		128	-

* Including revenues from inter-segment sales
** Percentage of total revenues
*** Percentage of total segment sales

Sales
Sales of ICL-IP in the period of the report were about USD 283 million – a decrease of about USD 54 million compared with the corresponding quarter last year. This decrease stems from the impact of the strike at ICL Neot Hovav (the bromine compounds plant) and ICL Dead Sea, which gave rise to a decrease in sales, in the amount of about USD 28 million, a decrease in the quantities sold, in the amount of about USD 16 million, mainly of flame retardants and elemental bromine, and the impact of the currency exchange rates, in the amount of about USD 12 million. This decrease was partly offset by an increase in selling prices, mainly of elemental bromine, which contributed about USD 2 million.

Profitability
The operating loss in the period of the report totaled about USD 16 million, compared with operating income of about USD 34 million in the corresponding period last year. The operating income after eliminating unusual items in the period of the report, amounted to about USD 32 million, compared with USD 34 million recorded last year.

The decrease in operating income is primarily as a result of a provision for early retirement, in the amount of about USD 36 million, the impact of the strike at ICL Neot Hovav (the Bromine Compounds plant) and ICL Dead Sea, in the amount of about USD 12 million, an increase in royalties expenses as a result of an arbitration decision, in the amount of about USD 4 million, and a decline in quantities produced and sold, in the amount of about USD 2 million. This decrease was partly offset by an increase in selling prices, in the amount of about USD 2 million, and a decrease in energy prices, in the amount of about USD 1 million.

Israel Chemicals Limited Q1 2015 Results 13

Operating Segments - ICL Performance Products

Business environment

In the period of the report, there was a mixed trend of demand for the Company's downstream phosphate-based products in the European and U.S. markets, compared with the corresponding period last year, mainly as a result of a recovery in the Food Specialties business and specialty additives for industry, whereas, in the other direction, there was a decline in demand for phosphoric acid in the U.S., which remains subject to pressure, mainly as a result of competition with exporters of phosphoric acid to the U.S. Furthermore, the increase in competition with competitors who implemented a sales strategy that gives preference to market share over prices continued to have an impact on the acid market. In addition, the financial crisis in Russia moderated the Company's growth opportunities in the area of Food Specialties, along with the weakening of the ruble, while the prior price reductions were not sufficient to halt the fall in demand, despite the attractive prices offered to customers. The weakening euro also impacted the decline in revenues in the period of the report, which was mostly offset by a decline in the costs in dollar terms in the companies in Europe. The increase in the quantities sold stems mainly from the acquisition of companies (acquisition of the German company, Prolactal, acquisition of all the holdings of the Brazilian company, Fosbrasil, and, to a lesser extent, the acquisition of Auxquimia in Spain), this being further to the Company's growth strategy, namely, to continue to expand the areas of specialty products and high added-value products by means of both internal development as well as via acquisitions. These acquisitions offset the decline stemming from the sale of companies that are not part of the Company's core businesses. The P2S5 business was impacted by a temporary decline in orders of a North American customer that was forced to deal with operational problems. The impact of the low demand in the area of fire prevention in North America was offset by an increase in the scope of the activities of Auxquimia, which was acquired in the second quarter of 2014. In addition, during the period of the report the Company recognized capital gain, in the amount of USD 209 million, from sale of non-core businesses. On the other hand, the Company recognized a decline in the value of assets located in Germany in the amount of USD 34 million.

14 Israel Chemicals Limited Q1 2015 Results

Results of Operations

	1-3/2015			1-3/2014			2014
	USD millions	%		USD millions	%		USD millions	%
Revenues*	364	26	**	391	24	**	1,614	26	**
Operating income	205	56	***	40	10	***	197	12	***
Adjusted operating income	30	-		40	-		192	-

* Including revenues from inter-segment sales
** Percentage of total revenues
*** Percentage of total segment sales

Sales
The total sales in the period of the report amounted to about USD 364 million, a decrease of about USD 27 million compared with the corresponding period last year. This decrease stems from the impact of changes in currency exchange rates, in the amount of about USD 23 million, mainly the devaluation of the euro against the dollar and a decline in the quantities sold, in the amount of about USD 6 million. On the other hand, there was an increase in selling prices, in the amount of about USD 2 million and an increase in quantities sold, in the amount of about USD 64 million, as a result of the first-time consolidation of companies acquired during 2014 and in the period of the report, which was totally offset by the sale of non-core businesses.

Profitability
The segment's operating income in the period of the report amounted to about USD 205 million, an increase of about USD 165 million compared with the corresponding period last year. The operating income less unusual items in the period of the report, amounted to about USD 30 million, compared with operating income of about USD 40 million, in the corresponding period last year. The rate of the adjusted operating income out of the sales amounted to about 8.3%, compared with about 10.3% in the corresponding period last year.

This increase stems mainly from sales of companies that are not part of the core business, in the amount of about USD 209 million, first-time consolidation of companies acquired during 2014 and in the period of the report, in the amount of about USD 7 million, an increase in selling prices, in the amount of about USD 2 million, and a decline in raw-material costs, in the amount of about USD 3 million. This increase was partially offset by a decline in the value of assets located in Germany, in the amount of USD 34 million, a decrease in quantities sold, due to sale of companies that are not part of the core business, in the amount of about USD 6 million, the impact of the changes in the currency exchange rates, in the amount of USD 5 million, and an increase in other operating expenses, in the amount of about USD 11 million.

Israel Chemicals Limited Q1 2015 Results 15

The Financial Position and Sources of Financing of ICL

As at March 31, 2015, the net financial liabilities of ICL amounted to USD 2,466 million, a decrease of USD 193 million compared with the balance at the end of 2014.

ICL's sources of financing are short-term and long-term bank loans, mostly from international banks and Israeli institutions, debentures issued to institutional investors in Israel and the U.S, and securitization of customer receivables, whereby some of the Group companies sell customer receivables in return for provision of a credit facility. The total amount of the securitization framework and credit facility deriving therefrom amounts to about USD 350 million. As at March 31, 2015, ICL had used USD 311 million of the securitization facility.

ICL also has long-term credit facilities of USD 1,740 million and euro 127 million, of which USD 1,162 million has not been used.

Cash Flows

The cash flows provided by operating activities in the first quarter amounted to USD 66 million, compared with USD 167 million in the corresponding quarter last year. The cash flows provided by operating activities were impacted by the decrease in net income, after eliminating the capital gain from sales of companies that are not part of the core businesses, the cash flows from which, in the amount of USD 341 million, are included in the cash flows from investing activities, elimination of one-time non-cash provisions in respect of a decline in the value of the assets located in Germany, in the amount of USD 34 million, retirement of employees in the amount of USD 36 million, and a decrease in working capital, mainly as a result of the increase in the trade receivables.

16 Israel Chemicals Limited Q1 2015 Results

Investments and acquisitions

In the period of the report, investments in property, plant and equipment declined to USD 131 million compared with USD 219 million in the corresponding period last year mainly due to completion of the construction work of the partition in the dykes demarking Pond No. 5 at the Dead Sea in the beginning of 2014 and a decrease in investments as a result of the strike at ICL Dead Sea and at ICL Neot Hovav. In the period of the report, the amount of USD 341 million was received from sale of activities that are not part of ICL's core businesses (chemicals for the water and paper industry, thermoplastic products for the footwear industry and hygiene products for the food industry), and USD 92 million was invested in acquisition of activities in the area of production of dairy proteins for the food and beverage industry, in the Performance Products segment. The net cash flows provided by investing activities in the period of the report amounted to USD 104 million, compared with cash flows used for investing activities, in the amount of USD 288 million, in the corresponding period last year.

Acquisition of Prolactal:
In March 2015, the acquisition of Prolactal, a leading European producer of dairy proteins for the food and beverage industry, was completed. Prolactal, a privately-held company with revenues of approximately €100 million in 2014, produces a range of functional dairy proteins used by the beverage, dairy and meat industries to stabilize and improve the nutritional value of beverages and foods. The combination of ICL’s backward integrated specialty phosphate capabilities, Prolactal’s protein capabilities and both companies’ advanced know-how will enable ICL Food Specialties to provide a broader selection of innovative, value-added food additives for improvement of texture and stability that outperform other currently available solutions, and to meet the growing demand for healthy foods and beverages containing higher protein levels. The acquisition of Prolactal constitutes a strategic step aimed at strengthening and expanding ICL's core business activities in the area of specialty-food ingredients.

Acquisition of shares – Allana Potash:
In March 2015, the Company signed an agreement for acquisition of all the shares of Allana Potash, a company that focuses on acquisition and development of potash assets, the shares of which are traded on the Toronto Stock Exchange. The Company currently holds 16.36% of Allana’s shares, which it acquired in 2014, and has now offered to acquire all of Allana's remaining outstanding shares. The consideration offered to Allana shareholders is C$0.50 per share, or about C$137 million, and it is to be paid by the Company in cash and ordinary shares (the Company's ordinary shares will be offered only to Liberty Metals and Mining Holdings, LLC, which currently holds 11.86% of Allana's outstanding shares). The transaction is supported by Allana’s Board of Directors, is subject to regulatory approvals and approval of Allana shareholders, and is to be executed by means of an arrangement under Canadian law.

Allana holds a concession to mine potash in Ethiopia, through its subsidiary, Allana Potash Afar Plc. Pursuant to its feasibility study, Allana estimates that its Danakhil project could yield up to one million tonnes of potash production per year for 25 years.

The closing of the transaction is subject to certain customary conditions, including, among others, approval of Allana's shareholders, approval by the Superior Court of Justice of Ontario

Israel Chemicals Limited Q1 2015 Results 17

(Commercial List), and applicable regulatory approvals, including the different Securities Commissions and the Toronto Stock Exchange. Therefore, there is no certainty that the closing of this transaction will occur or that it will occur as planned.

Agreement with AkzoNobel:
Subsequent to the date of the report, in April 2015, AkzoNobel (AkzoNobel Industrial Chemicals) and ICL Iberia signed an agreement for production and marketing of high-quality vacuum salt. The production will be performed by ICL while the marketing will be performed by AkzoNobel, in the amount of 1.5 million tonnes per year. An additional 50 thousand tonnes per year of white potash will be produced and marketed by ICL.

High purity vacuum salt is used in a variety of applications by the chemicals industry, as well as the food and feed industries, and also for water treatment applications. The vacuum salt will be produced by ICL Iberia and sold by AkzoNobel Industrial Chemicals by way of an off-take agreement for acquisition of the partnership's products.

According to the agreement, ICL will finance and construct two production plants at its mining facility located in Suria in Catalonia, Spain. Each plant will have a production a capacity of 750 thousand tonnes of vacuum salt per year. Construction of the first plant is scheduled to be completed in 2015 and the second plant is supposed to be ready in 2017. Construction of the plants, with a monetary scope of €175 million, is included in ICL's previously announced investment as part of the "Phoenix" project, for developing and increasing ICL’s production capacity at ICL Iberia in Spain.

Potassium Nitrate Plant
The company is examining options to erect a potassium nitrate production plant to enable an increase in the production of soluble fertilizers and food-grade phosphoric acid. The Company’s examination is in line with its ‘Next Step Forward’ growth strategy to meet anticipated increased need for soluble specialty fertilizers, as well as for food-grade phosphoric acid. Potassium nitrate is a major component in liquid and water soluble fertilizers, as well as in several other industrial applications.

18 Israel Chemicals Limited Q1 2015 Results

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Quarterly Report contains statements that constitute “forward-looking statements”, many of which can be identified by the use of forward-looking words such as “anticipate”, “believe”, “could”, “expect”, “should”, “plan”, “intend”, “estimate” and “potential” among others.

Forward-looking statements appear in a number of places in this report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those in “Item 3. Key Information—D. Risk Factors” in the Company's annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 20, 2015. These risks and uncertainties include factors relating to: loss or impairment of business licenses or mining permits or concessions; natural disasters; failure to raise the water level in evaporation Pond 5 in the Dead Sea; accidents or disruptions at our seaport shipping facilities or regulatory restrictions affecting our ability to export our products overseas; labor disputes, slowdowns and strikes involving our employees; currency rate fluctuations; rising interest rates; general market, political or economic conditions in the countries in which we operate; pension and health insurance liabilities; price increase or shortages with respect to our principal raw materials; volatility of supply and demand and the impact of competition; changes to laws or regulations (including environmental protection and safety and tax laws or regulations), or the application or interpretation of such laws or regulations; government examinations or investigations; the difference between actual reserves and our reserve estimates; failure to integrate or realize expected benefits from acquisitions and joint ventures; volatility or crises in the financial markets; cyclicality of our businesses; changes in demand for our fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond our control; decreases in demand for bromine-based products and other industrial products; litigation, arbitration and regulatory proceedings; closing of transactions, mergers and acquisitions; war or acts of terror; and other risk factors discussed under ““Item 3. Key Information—D. Risk Factors” in the 20-F.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

Israel Chemicals Limited Q1 2015 Results 19

Consolidated Statements of Financial Position (Unaudited)

	March 31 2015	March 31 2014	December 31 2014
	US$ thousands	US$ thousands	US$ thousands
Current assets
Cash and cash equivalents	165,302	247,819	130,831
Short-term investments and deposits	121,105	80,130	116,492
Trade receivables	1,110,336	1,262,491	1,039,146
Derivatives and other receivables	158,095	202,085	154,784
Current tax assets	147,610	105,168	139,093
Inventories	1,235,690	1,333,851	1,335,098
Assets held for sale	21,943	-	224,595

Total current assets	2,960,081	3,231,544	3,140,039

Non-current assets
Investments in equity-accounted investees	167,934	191,770	184,549
Long-term deposits and receivables	14,529	15,201	11,666
Surplus in defined benefit plan	73,363	82,875	66,063
Long-term derivative instruments	-	10,005	-
Non-current inventories	57,294	61,375	57,035
Deferred tax assets	176,358	108,591	158,443
Property, plant and equipment	3,884,509	3,822,631	3,926,873
Intangible assets	806,051	820,334	802,920

Total non-current assets	5,180,038	5,112,782	5,207,549

Total assets	8,140,119	8,344,326	8,347,588

20 Israel Chemicals Limited Quarterly Report

Consolidated Statements of Financial Position (Unaudited)

	March 31 2015	March 31 2014	December 31 2014
	US$ thousands	US$ thousands	US$ thousands
Current liabilities
Short-term credit and current portion of long- term debt	797,807	881,132	602,749
Trade payables	559,471	659,986	584,909
Provisions	32,902	39,580	35,118
Dividend payable	59,500	82,855	-
Derivatives and other payables	655,243	538,476	692,913
Current tax liabilities	84,741	91,101	36,461
Liabilities held for sale	5,854	-	50,702

Total current liabilities	2,195,518	2,293,130	2,002,852

Non-current liabilities
Long-term debt	890,274	1,549,030	1,239,494
Debentures	1,064,415	275,000	1,064,222
Long-term derivative instruments	20,648	4,784	19,321
Deferred taxes	273,032	226,535	259,877
Employee benefits	681,861	694,117	659,165
Provisions	100,111	94,582	102,431

Total non-current liabilities	3,030,341	2,844,048	3,344,510

Total liabilities	5,225,859	5,137,178	5,347,362

Equity
Share capital	543,129	542,853	543,107
Share premium	133,633	133,633	133,633
Capital reserves	(345,293)	84,412	(135,277)
Retained earnings	2,816,209	2,680,945	2,692,364
Treasury shares	(260,113)	(260,113)	(260,113)

Total shareholders’ equity	2,887,565	3,181,730	2,973,714

Non-controlling interests	26,695	25,418	26,512

Total equity	2,914,260	3,207,148	3,000,226

Total liabilities and equity	8,140,119	8,344,326	8,347,588

Israel Chemicals Limited Quarterly Report 21

Consolidated Statements of Income (Unaudited)

	For the Three-month period ended		For the year ended
	March 31 2015	March 31 2014	December 31 2014
	US$ thousands	US$ thousands	US$ thousands
Sales	1,402,767	1,612,673	6,110,710
Cost of sales	956,569	1,049,420	3,914,573

Gross profit	446,198	563,253	2,196,137

Selling, transport and marketing expenses	169,925	220,212	839,207
General and administrative expenses	76,954	74,293	305,526
Research and development expenses, net	19,310	22,661	86,943
Other expenses	77,800	3,596	259,336
Other income	(212,302)	(761)	(52,545)

Operating income	314,511	243,252	757,670

Finance expenses	89,003	25,802	278,243
Finance income	(73,558)	(7,217)	(122,295)

Financing expenses, net	15,445	18,585	155,948

Share in earnings (losses) of equity-accounted investees	(779)	2,664	30,532

Income before income taxes	298,287	227,331	632,254

Income taxes	81,270	95,384	166,152

Net income	217,017	131,947	466,102

Attributable to:
The shareholders of the Company	216,744	131,260	463,555
Non-controlling interests	273	687	2,547

Net income	217,017	131,947	466,102

Earnings per share attributable to	US $	US $	US $
the equity holders of the company:

Basic earnings per share	0.171	0.103	0.365

Diluted earnings per share	0.171	0.103	0.365

22 Israel Chemicals Limited Quarterly Report

Consolidated Statements of Comprehensive Income (Unaudited)

	For the three-month period ended		For the year ended
	March 31 2015	March 31 2014	December 31 2014
	US$ thousands	US$ thousands	US$ thousands
Net income	217,017	131,947	466,102

Components of other comprehensive income that may be reclassified subsequently to net income
Currency translation effects	(212,308)	3,949	(220,196)
Losses on derivatives designated as a cash flow hedge	-	(6,862)	(11,635)
Total	(212,308)	(2,913)	(231,831)

Items that will not be reclassified to net income
Actuarial losses from defined benefit plan	(44,435)	(26,899)	(103,174)
Income tax relating to items that will not be reclassified to net income	11,036	5,737	24,476
Total	(33,399)	(21,162)	(78,698)

Total comprehensive income	(28,690)	107,872	155,573

Attributable to:
The shareholders of the Company	(29,131)	107,208	153,163
Non-controlling interests	441	664	2,410

Total comprehensive income	(28,690)	107,872	155,573

Israel Chemicals Limited Quarterly Report 23

Consolidated Statements of Cash Flows (Unaudited)

	For the Three-month period ended		For the year ended
	March 31 2015	March 31 2014	December 31 2014
	US$ thousands	US$ thousands	US$ thousands
Cash flows from operating activities
Net income	217,017	131,947	466,102
Adjustments for:
Depreciation and amortization	114,279	86,103	427,478
Interest expenses, net	13,822	12,447	73,865
Share in losses (earnings) of equity-accounted investees	779	(2,664)	(30,532)
Gain on sale of property, plant and equipment, net	(28)	(201)	(5,746)
Share-based compensation	2,491	2,599	12,044
Revaluation of assets and liabilities denominated in foreign currencies	(36,456)	(2,712)	(35,976)
Gain on achievement of control of an associated company	-	-	(35,740)
Gain from divestiture of subsidiaries	(209,306)	-	-
Income tax expenses	81,270	95,384	166,152
	183,868	322,903	1,037,647

Change in inventories	82,025	82,813	(33,333)
Change in trade and other receivables	(104,884)	(219,177)	(25,461)
Change in trade and other payables	30,173	47,559	55,323
Change in provisions and employee benefits	(80,255)	(35,804)	66,126
	110,927	198,294	1,100,302

Income taxes paid	(31,909)	(24,389)	(158,772)
Interest received	590	457	1,974
Interest paid	(13,560)	(7,024)	(48,822)
Net cash provided by operating activities	66,048	167,338	894,682

Cash flows from investing activities
Proceeds from sale of property, plant and equipment	562	1,962	8,618
Proceeds from (investment in) short-term deposits and investments, net	(4,392)	17,095	(22,861)
Business acquisitions, net of cash acquired	(92,204)	(54,139)	(142,880)
Dividends from equity-accounted investees	11,984	8,767	16,640
Purchases of property, plant and equipment, net	(130,688)	(219,142)	(751,806)
Purchases of intangible assets	(18,954)	(20,255)	(83,114)
Proceeds from divestiture of subsidiaries*	340,846	-	-
Investments and loans to equity-accounted investees	-	(22,614)	(22,614)
Proceeds from (investment in) long-term deposits and investments, net	(2,849)	505	1,913
Net cash provided by (used in) investing activities	104,305	(287,821)	(996,104)

Cash flows from financing activities
Dividend paid to the shareholders	-	(499,130)	(845,325)
Dividend paid to non-controlling interests	(258)	-	(652)
Receipt of long-term debt	295,522	615,136	2,055,146
Repayment of long-term debt	(468,052)	(36,260)	(998,992)
Short-term credit from banks and others, net	40,233	99,961	(142,253)
Net cash provided by (used in) financing activities	(132,555)	179,707	67,924

Net change in cash and cash equivalents	37,798	59,224	(33,498)
Cash and cash equivalents as at beginning of the period	138,433	188,340	188,340
Net effect of currency translation on cash and cash equivalents	(10,205)	255	(16,409)
Cash and cash equivalents included as part of assets held for sale	(724)	-	(7,602)
Cash and cash equivalents as at end of the period	165,302	247,819	130,831

24 Israel Chemicals Limited Quarterly Report

Consolidated Statements of Cash Flows (Unaudited)  (cont'd)

*Appendix A'- sale of previously consolidated subsidiaries

For the Three-month period ended
March 31 2015
US$ thousands
Cash	7,012
Inventories	52,129
Receivables	26,673
Property, plant and equipment, net	30,848
Intangible assets, net	70,885
Payables	(30,369)
Employee benefits	(15,457)
Deferred taxes, net	(3,169)
Capital gain	209,306
Cash received	347,858
Less cash	(7,012)
Net cash	340,846

Israel Chemicals Limited Quarterly Report 25

Consolidated Statements of Changes in Equity (Unaudited)

	Attributable to the shareholders of the Company							Non-controlling interests	Total equity
	Share capital	Share premium	Cumulative translation adjustment	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders’ equity
	US$ thousands
For the three-month period ended March 31, 2015

Balance as at January 1, 2015	543,107	133,633	(200,876)	65,599	(260,113)	2,692,364	2,973,714	26,512	3,000,226

Share-based compensation	22	-	-	2,469	-	-	2,491	-	2,491
Dividends paid	-	-	-	-	-	(59,500)	(59,500)	(258)	(59,758)
Taxes on share-based compensation	-	-	-	(9)	-	-	(9)	-	(9)
Comprehensive income	-	-	(212,476)	-	-	183,345	(29,131)	441	(28,690)

Balance as at March 31, 2015	543,129	133,633	(413,352)	68,059	(260,113)	2,816,209	2,887,565	26,695	2,914,260

26 Israel Chemicals Limited Quarterly Report

Consolidated Statements of Changes in Equity (Unaudited)  (cont'd)

	Attributable to the shareholders of the Company							Non-controlling interests	Total equity
	Share capital	Share premium	Cumulative translation adjustment	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders’ equity
	US$ thousands
For the three-month period ended March 31, 2014

Balance as at January 1, 2014	542,853	133,633	19,183	65,532	(260,113)	3,152,832	3,653,920	24,754	3,678,674

Share-based compensation	-	-	-	2,599	-	-	2,599	-	2,599
Dividends paid	-	-	-	-	-	(581,985)	(581,985)	-	(581,985)
Taxes on share-based compensation	-	-	-	(12)	-	-	(12)	-	(12)
Comprehensive income	-	-	3,972	(6,862)	-	110,098	107,208	664	107,872
Balance as at March 31, 2014	542,853	133,633	23,155	61,257	(260,113)	2,680,945	3,181,730	25,418	3,207,148

Israel Chemicals Limited Quarterly Report 27

Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

	Attributable to the shareholders of the Company							Non-controlling interests	Total equity
	Share capital	Share premium	Cumulative translation adjustment	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders’ equity
	US$ thousands
For the year ended December 31, 2014

Balance as at January 1, 2014	542,853	133,633	19,183	65,532	(260,113)	3,152,832	3,653,920	24,754	3,678,674

Share-based compensation	254	-	-	11,790	-	-	12,044	-	12,044
Dividends paid	-	-	-	-	-	(845,325)	(845,325)	(652)	(845,977)
Taxes on share-based compensation	-	-	-	(88)	-	-	(88)	-	(88)
Comprehensive income	-	-	(220,059)	(11,635)	-	384,857	153,163	2,410	155,573
Balance as at December 31, 2014	543,107	133,633	(200,876)	65,599	(260,113)	2,692,364	2,973,714	26,512	3,000,226

28 Israel Chemicals Limited Quarterly Report

Operating Segments

Operating segment data (Unaudited)

	Fertilizers				Industrial	Performance	Other
	Potash	Phosphate	Eliminations	Total	products	products	activities	Eliminations	Consolidated
	US$ thousands
For the three-month period ended March 31, 2015

Sales to external parties	342,579	409,651	-	752,230	279,946	343,881	26,710	-	1,402,767
Inter-segment sales	34,819	42,296	(17,148)	59,967	3,253	20,502	5,263	(88,985)	-
Total sales	377,398	451,947	(17,148)	812,197	283,199	364,383	31,973	(88,985)	1,402,767

Operating income attributed to segment	92,304	42,906	1,010	136,220	(16,434)	205,257*	(2,926)		322,117

Unallocated expenses and intercompany eliminations									(7,606)
Operating income									314,511

Financing expenses									(89,003)
Financing income									73,558
Share in losses of investee companies accounted for using the equity method of accounting									(779)
Income before taxes on income									298,287

Capital expenditures	58,479	31,996	-	90,475	8,105	105,071	1,844	-	205,495
Unallocated capital expenditures									16,142
Total capital expenditures									221,637

Depreciation and amortization	24,751	29,418	-	54,169	14,711	43,336	1,619	-	113,835
Unallocated depreciation and amortization									444
Total depreciation and amortization									114,279

* Includes capital gain in the amount of about USD 209 million, from sale of non-core businesses – see "Events during the Reporting Period" (Section 2).

Israel Chemicals Limited Quarterly Report 29

Operating Segments (cont'd)

Operating segment data (Unaudited) (cont'd)

	Fertilizers				Industrial	Performance	Other
	Potash	Phosphate	Eliminations	Total	products	products	activities	Eliminations	Consolidated
	US$ thousands
For the three-month period ended March 31, 2014

Sales to external parties	445,607	429,193	-	874,800	332,695	371,752	33,426	-	1,612,673
Inter-segment sales	45,647	35,589	(23,379)	57,857	4,154	19,306	6,396	(87,713)	-
Total sales	491,254	464,782	(23,379)	932,657	336,849	391,058	39,822	(87,713)	1,612,673

Operating income attributed to segment	146,086	30,191	3,555	179,832	34,300	40,462	(3,105)		251,489

Unallocated expenses and intercompany eliminations									(8,237)
Operating income									243,252

Financing expenses									(25,802)
Financing income									7,217
Share in profits of investee companies accounted for using the equity method of accounting									2,664
Income before taxes on income									227,331

Capital expenditures	126,695	26,815	-	153,510	19,956	56,235	1,667	-	231,368
Unallocated capital expenditures									19,420
Total capital expenditures									250,788

Depreciation and amortization	27,395	28,105	-	55,500	16,251	12,450	1,571	-	85,772
Unallocated depreciation and amortization									331
Total depreciation and amortization									86,103

30 Israel Chemicals Limited Quarterly Report

Operating Segments (Cont'd)

Operating segment data (Unaudited)  (cont'd)

	Fertilizers				Industrial	Performance	Other
	Potash	Phosphate	Eliminations	Total	products	products	activities	Eliminations	Consolidated
	US$ thousands
Year 2014:

Sales to external parties	1,620,298	1,521,683	-	3,141,981	1,316,829	1,533,080	118,820	-	6,110,710
Inter-segment sales	195,997	156,533	(92,949)	259,581	19,962	81,091	29,611	(390,245)	-
Total sales	1,816,295	1,678,216	(92,949)	3,401,562	1,336,791	1,614,171	148,431	(390,245)	6,110,710

Operating income attributed to segment	536,491	132,938	656	670,085	(62,281)	197,300	(9,367)		795,737

Unallocated expenses and intercompany eliminations									(38,067)
Operating income									757,670

Financing expenses									(278,243)
Financing income									122,295
Share in profits of investee companies accounted for using the equity method of accounting									30,532
Income before taxes on income									632,254

Capital expenditures	456,272	152,819	-	609,091	108,235	202,956	8,226	-	928,508
Unallocated capital expenditures									29,203
Total capital expenditures									957,711

Depreciation and amortization	103,530	121,680	-	225,210	122,992	70,848	6,574	-	425,624
Unallocated depreciation and amortization									1,854
Total depreciation and amortization									427,478

Israel Chemicals Limited Quarterly Report 31

Events during the reporting period

1.
On February 2, 2015, the Workers Council of Bromine Compounds Ltd. ("Bromine Compounds"), which belongs to ICL's Industrial Products segment, started a full-scale strike at Bromine Compounds' plants in Neot Hovav and halted all shipments of goods from the plants. The strike at the plants came, among other things, in response to the efficiency programs that the Company is currently executing in Neot Hovav, as part of which 140 employees employed under a collective agreement will be terminated or placed on early retirement. On February 19, 2015, in response to the termination letters that were sent to employees of Bromine Compounds, and further to similar efficiency discussions held at Dead Sea Works, the Workers Council of DSW gave notice of a full-scale strike at DSW's facilities in Sodom, including the bromine facility and the power plant. Shutdown of the bromine facility prevents utilization of the chlorine produced in the production process of the metal magnesium, and creates an ecological risk, and also endangers the continued operation of the magnesium plant within 72 hours of shutdown of the bromine facility. As a result, the Company’s management petitioned the Labor Court for relief prohibiting the Workers Council from taking any actions which could result in the stoppage of the proper operation of certain facilities in Sodom, including the magnesium facility, the bromine facility and the power plant. The Labor Court accepted the Company’s claims and issued a Temporary Injunctive Order (which later received the force of a court decision) instructing the Workers Council to immediately cease all aforementioned actions. Should the magnesium plant be closed, it will not be possible to return it to service, meaning that significant damage may also be caused to the production capacity of Bromine Compounds in Neot Hovav. In a hearing held in the National Labor Court on March 11, 2015, it was agreed to continue to carry on intensive negotiations between the Company and the representatives of the employees along with the participation of the Chairman of the National Histadrut (employees' union). The termination proceedings have been stayed during the period of the negotiations. Each side may exit the negotiations upon provision of advance notice of 48 hours and in such a case the agreements reached will be cancelled and the early retirement proceedings will continue. On April 12, 2015, the Histadrut notified the National Labor Court that the parties have reached a "dead-end".

On April 20, 2015, a hearing was held in the National Labor Court, where it was decided by the National Labor Court that the Histadrut and the Councils are to file requests in the Regional Labor Court in Beer Sheva no later than April 28, 2015. On April 28, 2015, the Histadrut and the Councils filed requests in the Regional Labor Court in Beer Sheva.

A preliminary hearing was held in the Regional Labor Court on May 7, 2015 where it was agreed that is necessary to hold direct talks between the Chairman of the Histadrut and his team and the heads of the companies and their staffs. A meeting for reporting to the Court was scheduled for May 14, 2015 and the hearing on the case was set for May 18, 2015.

In light of that stated, in the period of the report the Company increased the provision for employee benefits in respect of conclusion of employment, in the amount of $36 million.

As at the publication date of the report, the strikes at ICL Dead Sea and ICL Neot Hovav (the Bromine Compounds plant) are continuing, and the results of operations for the second quarter 2015 are expected to be negatively affected due to continuation of the strikes. Furthermore, after the strikes come to an end, a certain period of time will be required along with additional costs in order to return to production at full capacity in all the plants. There is no certainty as to the scope of the costs and/or the duration of the strikes. The estimation of Company management is that ultimately it will succeed in implementing the efficiency plan. However, non-achievement of most of the plans primary objectives against the background of the continued erosion in profitability and the impact of the continued strikes, including an option of a partial or total loss of customers, will have an adverse impact on the economic

32 Israel Chemicals Limited Quarterly Report

Events during the reporting period (cont'd)

viability of operating the Company's plant at Neot Hovav up to the point of endangering the economic viability of continuing the plant's existence.

2.
Further to that stated in Note 11A of the Company's annual financial statements, in January 2015, the APW transaction was closed and in February 2015, the Rhenoflex, Anti-Germ and Medentech company deals were closed. As a result of completion of the sale of these activities, in the period of the report the Company recognized capital gain, in the amount of about $209 million, which was included in the "other income" category in the statement of income (about $154 million net of tax).

Further to that stated and pursuant to its strategy, the Company commenced a process of selling activities involving provision of services located in Germany and, accordingly, during the first quarter of 2015, the Company reclassified these activities as "assets held for sale". As a result of re-measurement of these assets based on the lower of their carrying value in the books and their fair value (less selling expenses), in the period of the report the Company recognized a loss, in the amount of about $34 million, which was included in the "other expenses" category in the statement of income (about $28 million net of tax).

3.
On January 25 and 26, 2015, our Remuneration and Human Resources Committee and the Board of Directors, respectively, and on February 26, 2015 the General Meeting of our shareholders, approved issuance of 99,858 restricted shares to Company directors (excluding our Chief Executive Officer, Mr. Stephan Borgas), for no consideration, under the 2014 remuneration and share plan. The restricted shares will vest in three tranches, subject to the directors continuing to serve in their positions on the vesting date, as follows: (1) 50% will vest on August 28, 2015; (2) 25% will vest at the end of two years from the date of the General Meeting, on February 26, 2017, and (3) 25% at the end of three years from the date of the General Meeting, on February 26, 2018.

The fair value of these shares is approximately $0.7 million. The value of the restricted shares offered to offerees is determined according to the closing price on the TASE on the most recent trading day preceding the date of the approval of the General Meeting of the shareholders, which is the grant date.

4.
On December 29, 2013, an assessment was received from the Israeli Tax Authority (“ITA”) whereby the Company is required to pay tax in addition to the amount it already paid in respect of the years 2009-2011, in the amount of about $230 million. The Company has appealed the ITA's assessment. On January 27, 2015, an Order was received from the ITA placing the amount of the additional tax at about $200 million. The main contentions of the ITA is that ICL's subsidiaries: Dead Sea Works and Rotem Amfert Negev, are not entitled to benefits under the Law for Encouragement of Capital Investments – this being from the date of entry into effect of Amendment No. 60 to this Law, in 2005. The Company disagrees with the ITA's position and on February 25, 2015 it filed an appeal of the Order. In the estimation of Company Management, based on its legal advisors, the chances that the Company's claims will be accepted at the end of the appeal process are higher than the chances that they will be rejected and, therefore, there is no provision for tax included in the financial statements as a result of the said assessment.

Israel Chemicals Limited Quarterly Report 33

Events during the reporting period (cont'd)

5.
On March 23, 2015, ICL entered into an agreement with a group of eleven international banks, which will provide to ICL a revolving credit facility in the total amount of USD 1,705 million, on the following terms:

1.	The loan agreement is for a term of five full years from the signing date of the credit facility.
2.	The loan agreement does not include an undertaking for minimum use of the credit facility. A non-utilization fee will be at the rate of 0.21% per year.
3.	Annual interest will apply to the amount of the loan actually used, scaled to the amount of the credit facility actually used, as follows:
•	Up to 33% credit: Libor + 0.7%.
•	From 33% to 66% credit: Libor + 0.8% (on the entire sum used).
•	66% credit or more: Libor + 0.95% (on the entire sum used).
4.	ICL has an option to choose between a dollar loan and a euro loan.
5.
Under the loan agreement, ICL undertook restrictions that include financial covenants (which are identical to the financial covenants applicable to the Company's prior loans, as detailed in the Company's 2014 annual report on form 20-F), a cross-default mechanism and a negative pledge.

6.
This loan agreement replaces credit facilities taken in March 2011 and in December 2011 in the aggregate amount of USD 1,325 million for a period of five years (to be repaid in one lump sum) which was repaid in April 2015, and credit lines in the amount of approximately USD 125 million, that were signed in the beginning of 2014 and were repaid during the period of the report.

34 Israel Chemicals Limited Quarterly Report

Events after the balance sheet date

1.
On April 30, 2015, Company Management decided to shut down the DECA flame retardant production line due to the strike at the Bromine Compounds plant in Neot Hovav, which has been ongoing for more than three months, and due to the fact that the Company's customers have found an alternative source of supply for this product, this being in light of the Company's notification that it is not able to meet its supply commitments for this product due to force majeure. In light of that stated above in connection with continuation of the strike and the loss of customers, and taking into account the facts that the DECA market is highly competitive and a large number of Chinese producers are active therein, and the anticipated high cost of restoring the damage caused to the plant as a result of discontinuance of the activities during the period of the strike, the Company has given notice of an immediate cessation of the production activities of the DECA production line and abandonment of any future investments in this production line. As at March 31, 2015, the net balance of the property, plant and equipment of the production facility in the Company's books, was about $10 million and the income in 2014 was less than $1 million.

2.
On May 12, 2015, the Company's Board of Directors decided to distribute a dividend, in the amount of $151 million, about $0.12 per share. The dividend will be distributed on June 23, 2015 with a record date of June 9, 2015.

3.
Subsequent to the date of the report, on May 10, 2015 and May 12, 2015 our Compensation Committee and Board of Directors, respectively, approved the allocation of up to 7,931,500 non-marketable and non-transferrable options, for no consideration, exercisable for up to 7,931,500 of our ordinary shares, and up to 1,397,302 restricted shares, to approximately 550 of our office holders and senior employees. The said allocation includes a significant private placement of 404,220 options and 68,270 restricted shares to the Chairman of our Board of Directors and of 530,356 options and 89,574 restricted shares to our Chief Executive Officer, subject to the approval of the general meeting of our shareholders by special majority.

The options and restricted shares shall vest in three equal tranches: one third at the end of 12 months after the grant date, one third at the end of 24 months after the grant date and one third at the end of 36 months after the grant date. The expiration date of the options in the first and second tranches is at the end of 36 months after the grant date and the expiration date of the options in the third tranche is at the end of 48 months after the grant date.

The grant date is the date on which all the contingent conditions for allocation have been met, as specified in the securities grant outline to be published by the Company in the coming days, including approval of the Stock Exchange for the listing for trade of the exercise shares and the restricted shares, and, with respect to the Chairman of our Board of Directors and to our Chief Executive Officer, including approval of the general meeting of our shareholders.

Each option may be exercised for one ordinary share of NIS 1 par value of the Company. The ordinary shares issued as a result of exercise of the options have the same rights as the Company’s ordinary shares, immediately upon issuance thereof. The options issued to the employees in Israel are subject to the provisions of Section 102 of the Israeli Income Tax Ordinance (New Version) and the regulations promulgated thereunder. The Company elected to execute the issuance through a trustee, under the Capital Gains Track. The exercise price is about USD 7.17 per option. This price was set in NIS (NIS 27.76) and is linked to the CPI that is known on the date of payment. In a case of distribution of a dividend by the Company, the exercise price is reduced on the “ex-dividend” date, by the amount of the dividend per share (gross), based on the amount thereof in NIS on the effective date.

 Israel Chemicals Limited Quarterly Report 35

Events after the balance sheet date (cont'd)

The total fair value of all the options was estimated through application of the binomial model for option pricing and is approximately USD 9.3 million, of which approximately USD 475,000 relates to the Chairman of our Board of Directors and approximately USD 623,000 relates to our Chief Executive Officer. The expected fluctuation for the first, second and third tranche is 25.4%, 25.4% and 28.8%, respectively, determined based on the historical fluctuation of the prices of our shares. Since the life span of each tranche is different, the Company made use of the fluctuation rate and the risk-free interest rate that is appropriate for each tranche. The life span of the options was determined in accordance with Management's estimation regarding the period the employees will hold the options, taking into account their positions in the Company and the Company's past experience in connection with employee turnover. The risk-free interest rate was determined based on the yield to maturity on index-linked government bonds, where their remaining period is equal to the expected life span of the options.

The fair value of the said restricted shares is approximately USD 9.7 million, of which approximately USD 475,000 relating to the Chairman of our Board of Directors and approximately USD 623,000 relating to our Chief Executive Officer. The value of the restricted shares offered to the offerees was determined according to the closing price on the Stock Exchange on the last trading day prior to the day of approval by our Board of Directors (approximately NIS 26.94 / $6.96).

The cost of the embedded benefit of the said plans will be recognized in profit and loss over the vesting period of each tranche.

In addition, the Company’s Compensation Committee and Board of Directors approved, on the aforesaid dates, the terms of employment of Nir Gilad as Chairman of our Board of Directors, in accordance with the Company’s compensation policy and in effect upon the approval thereof by the general meeting of our shareholders, by special majority. The terms of employment of the Chairman of our Board of Directors are: (1) an annual gross annual salary of USD 800,000; (2) an annual target bonus of USD 720,000; (3) a long-term annual bonus of USD 950,000. The advance notice for termination of the engagement was set at 6 months for the Chairman of the Board of Directors and at 12 months for the Company. The details of his terms of employment shall be included in the summons to the general meeting of our shareholders.

As aforesaid, the options and restricted shares will be allocated according to an outline and\or significant private offering report to be published in the next few days. In addition, the Company is also expected to issue in the next few days a summons for an extraordinary general meeting for the purpose of approving the allocation of securities, as aforesaid, to the Chairman of our Board of Directors and to our Chief Executive Officer and for the purpose of approving the terms of employment of the Chairman of our Board of Directors.

36 Israel Chemicals Limited Quarterly Report

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Executive Vice President and Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Vice President, General Counsel and Corporate Secretary

Date: May 13, 2015